

August 18, 2011

<u>Via Email</u>
Mr. Jeffrey Lubell
Chief Executive Officer
True Religion Apparel, Inc.
2263 E. Vernon Ave
Vernon, CA 90058

> **Re: True Religion Apparel, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 14, 2011**
> **File No. 000-51483**
> **Supplemental Response Letter**
> **Dated July 22, 2011**

Dear Mr. Lubell:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Schedule 14A, filed March 28, 2011</u>

1.   We note your response to prior comment four from our letter dated July 5, 2011. In your response you indicate that, in future filings, you will provide further disclosure with respect to the Institutional Shareholder Services guidelines and how you apply them in calculating the "burn rate." Please provide us with your proposed draft disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director